DM

18006075

SEC
Processing
Section
MAR 01 2018
Washington DC
408

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRADIENT SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4105 LEXINGTON AVE N, STE 380
(No. and Street)

ARDEN HILLS	MN	55126
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVE LEFLAR 866-991-1539
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOULAY PLLP
(Name – *if individual, state last, first, middle name*)

7500 FLYING CLOUD DR	MINNEAPOLIS	MN	55344
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, DAVE LEFLAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRADIENT SECURITIES LLC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA J. KANER
Notary Public-Minnesota
My Commission Expires Jan 31, 2020

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gradient Securities, LLC

CONTENTS

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors
of Gradient Securities, LLC
Arden Hills, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Gradient Securities, LLC, formerly known as SYM Capital Securities, LLC (the Company) as of December 31, 2017 and 2016, and the related statements of operations and members' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The information contained in Schedule I, II, and III (Supplementary Information) has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Boulay PLLP

Boulay PLLP

We have served as Gradient Securities, LLC's auditor since 2010.

Minneapolis, Minnesota
February 28, 2018

GRADIENT SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2017 and 2016

	2017	2016
ASSETS		
Cash and Cash Equivalents	$ 1,012,626	$ 772,157
Commissions Receivable	374,445	360,119
Accounts Receivable ($33,055 and $48,879, respectively, from related party)	43,173	65,764
Prepaid and Other Current Assets	292,834	276,694
Total Current Assets	1,723,078	1,474,734
Office Equipment, net accumulated depreciation of $90,075 in 2017 and $71,496 in 2016	49,343	67,921
Total Assets	$ 1,772,421	$ 1,542,655
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 36,364	$ 21,735
Commissions Payable	316,712	303,563
Other Current Liabilities and Current Maturities	56,692	39,473
Unearned Commissions and Fees	283,402	276,214
Total Current Liabilities	693,170	640,985
Members' Equity	1,079,251	901,670
Total Liabilities and Members' Equity	$ 1,772,421	$ 1,542,655

The accompanying notes are an Integral Part of these Financial Statements.

GRADIENT SECURITIES, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
December 31, 2017 and 2016

	2017	2016
REVENUE		
Commissions	$ 10,369,452	$ 9,381,588
Services	542,930	517,195
Other	37,722	52,950
Total Revenue	10,950,104	9,951,733
EXPENSES		
Commission Compensation	8,374,069	7,553,719
Trade Fees	20,982	24,253
Advertising	74,423	80,866
Bad Debt	-	1,301
Bank Charges	23,668	21,100
Professional & Consulting Fees	185,703	196,957
Depreciation	18,578	19,013
Insurance	312,259	260,460
Interest Expense	4,070	721
Investment Tools, Technology & Subscriptions	135,652	120,410
Licensing & Regulatory Fees	163,090	151,425
Office Expenses	66,089	47,334
Office Space and Equipment	108,108	108,108
Payroll Tax and Benefits	71,102	72,984
Salary & Wages	1,155,807	1,212,665
Taxes	17,678	60,638
Travel & Entertainment	41,245	34,849
Total Expenses	10,772,523	9,966,803
NET (LOSS)/INCOME	177,581	(15,070)
Members' equity at beginning of year	901,670	916,740
MEMBERS' EQUITY AT END OF YEAR	$ 1,079,251	$ 901,670

The accompanying notes are an integral part of these Financial Statements

GRADIENT SECURITIES, LLC
STATEMENTS OF CASH FLOWS
December 31, 2017 and 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 177,581	$ (15,070)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and Amortization	18,578	19,013
Changes in operating assets and liabilities		
Commissions Receivable	(14,326)	(137,590)
Accounts Receivable	22,591	(47,766)
Prepaid and Other Assets	(16,140)	(55,329)
Accounts Payable	14,629	(2,504)
Commissions Payable	13,149	137,575
Other Liabilities	17,219	(35,108)
Unearned Commissions & Fees	7,188	54,857
Net cash (used for)/provided by operating activities	240,469	(81,922)
NET (DECREASE)/INCREASE IN CASH	240,469	(81,922)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	772,157	854,079
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,012,626	$ 772,157
SUPPLEMENTAL INFORMATION		
Cash Paid for Interest	$ 4,070	$ 721
Cash Paid for State Taxes	$ 17,678	$ 60,638

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Gradient Securities, LLC (formerly known as SYM Capital Securities, LLC) (the "Company") was formed on April 9, 2003 as an Indiana limited liability company. On January 2, 2004, the Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company offers securities, bonds, variable life insurance or annuities, and mutual fund transaction services to its customers through affiliated registered representatives. The Company also receives trailing commissions from transactions entered into during previous fiscal years. In June 2013, the Company received their Series 7 license from FINRA, which allows the Company to sell securities. The Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3, because of limited business and is not required to make periodic computation of reserve requirements for the exclusive benefit of customers.

In January 2015 the Company received approval and began operations of an integrated Registered Investment Advisory firm primarily doing business under the name Gradient Wealth Management. This line of business offers clients an alternative investment philosophy to invest with third-party money managers under a fee-only basis incorporating a more comprehensive fiduciary regulation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation:</u> The Company's records are maintained on the accrual basis of accounting, and its financial reporting and accounting policies conform to accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies adopted by the Company.

<u>Use of Estimates:</u> The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Loss Contingencies:</u> Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe such contingencies currently exist that will have a material effect on the financial statements.

<u>Revenue Recognition:</u> The Company recognizes revenue in accordance with recognized industry practice. Securities transactions are recorded on a trade date basis. Revenues arising from the sale of variable annuity contracts are recognized when the issuer approves the investment transaction.

Revenue under the investment advisory line of business is recognized and accrued as earned. Fees for these services are earned as a percentage of assets under management over the weighted average period of management. The fees are billed on a quarterly basis at the end of each calendar quarter.

Income Taxes: The Company is a multi-member limited liability company under the Internal Revenue Code with all income tax implications flowing through to each member. Therefore, no provision for income taxes is necessary as the net income or loss of the Company is included in the income tax return of the Company's members. There were no differences between the financial statement basis and tax basis of the Company's assets or liabilities. The Company's tax years 2016, 2015 and 2014 and the twelve months ended December 31, 2017 are open for examination by federal and state taxing authorities.

Primarily due to the multi-member limited liability company tax status, the Company does not have any significant tax uncertainties that would require recognition or disclosure.

Cash and Cash Equivalents: The Company considers cash on hand, deposits with other financial institutions, and short-term investments having an initial maturity of three months or less as cash and cash equivalents.

The Company maintains its accounts primarily at one financial institution. At times throughout the year, the Company's cash may exceed amounts insured by the Federal Deposit Insurance Corporation.

Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk: In the normal course of business, the Company does not carry customer accounts or have clearing activities; therefore it has no related off-balance sheet risk.

Advertising: The Company expenses advertising costs when incurred. Total advertising costs were approximately $74,400 and $80,900 for the years ended December 31, 2017 and 2016, respectively.

Office Furniture and Equipment: Equipment is capitalized and stated at cost, net of accumulated depreciation, on the balance sheet. Depreciation is provided over the estimated useful lives. At December 31, 2017 and 2016, property and equipment was made up of computers, computer equipment, office equipment, and office furniture which were being depreciated on a straight-line basis over 3 and 7 years respectively. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Subsequent Events: The Company has evaluated subsequent events through February 28, 2018, the date which the financial statements were available to be issued.

Fair Value of Financial Instruments: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. The Company uses a fair value hierarchy that has three levels of inputs, both observable and unobservable, with use of the lowest possible level of input to determine fair value. Level 1 inputs include quoted market prices in an active market or the price of an identical asset or liability. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data for substantially the full term of the asset or liability. Level 3 inputs are unobservable and corroborated by little or no market data. The Company uses valuation techniques in a consistent manner from year-to-year. At the present time, the Company does not have any assets or liabilities that would require fair value recognition or disclosures. The fair value of financial

instruments classified as assets or liabilities, including cash equivalents, accounts and commissions receivable, commissions payable and other current liabilities approximate carrying value, principally because of the short maturities of these items.

Commissions Receivable: The Company maintains commissions receivable on the Statement of Financial Condition in the amounts of $374,445 and $360,119 as of December 31, 2017 and 2016, respectively. These receivables represent a combination of gross dealer concessions from various insurance and investment companies and third-party money managers for advisory services along with amounts due from a related-party insurance company as described in Note 4. The amounts listed represent trades that have been completed and recognized along with fees earned through assets under management as revenue in accordance with the Company's revenue recognition policy. These receivables are not secured and no reserves for bad debt have been established to date, as the management expects to receive all receivables in their entirety.

Commissions Payable: The Company maintains commissions payable on the Statement of Financial Condition in the amounts of $316,712 and $303,563 as of December 31, 2017 and 2016, respectively. These payables represent amounts earned by registered representatives who have submitted completed sales transactions for which they representative has not yet received payment for the commission. The amounts contained in commissions payable are a function of the gross dealer concession (GDC) earned by the Company along with fees earned for assets under management and will vary in amount from 70% - 95% of the GDC depending on the contracted payout level of each individual registered representative.

Recently Issued Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board ("FASB") issued amended guidance to clarify the principles for recognizing revenue from contracts with customers. The guidance requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The guidance also requires expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Additionally, qualitative and quantitative disclosures are required regarding customer contracts, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. The guidance will initially be applied retrospectively using one of two methods. The standard will be effective for the entity for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption is permitted beginning for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company does not believe the impact of the amended revenue recognition guidance will have a significant impact on its financial statements.

There have been no other newly issued or newly applicable accounting pronouncements that have, or are expected to have, a significant impact on the Company's financial statements.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed fifteen to one. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds ten to one. Net

capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2017 and 2016, the net capital ratio, net capital and excess net capital are as follows:

	2017	2016
Aggregate indebtedness to net capital ratio	1.14:1	1.60:1
Net capital	$610,237	$400,706
Excess net capital	$560,237	$350,706

NOTE 4 – RELATED PARTY TRANSACTIONS

Effective September 1, 2010, Gradient Insurance Brokerage, Inc. and the Company entered into an agreement to distribute a portion of the net commission override earnings of Gradient Insurance Brokerage, Inc. to the Company for an agreed upon percentage of all annuity insurance business conducted through Gradient Insurance Brokerage, Inc. by a commonly affiliated registered representative of the Company. During 2017 and 2016, this agreement produced income of approximately $389,600 and $386,550, respectively, for the Company, which is included in commissions revenue on the statement of operations.

The Company entered into a lease agreement with A-Street, LLC, a related party entity, on August 1, 2011, for a fractional use of three corporate owned aircraft that requires monthly payments of $1,548 as of December 31, 2017 and 2016, plus variable use expenses as incurred. The terms of the lease are indefinite in nature and terminable by either party with 30 day notice. The Company recorded $18,578 of travel expense on the statements of operations related to this lease for both the years ended December 31, 2017 and 2016, respectively. No variable use expenses have been realized.

On October 1, 2011, the Company entered into a Membership Agreement with Gradient Financial Group, LLC, an affiliated company, to provide various administrative, marketing and support functions. This agreement is made effective with a one year term and automatic one year term renewals. This agreement is also cancellable at any time by either party with 30 days written notice. The agreement calls for monthly payments toward the membership in an amount of $3,500 as of November 30, 2014. The Company recorded expenses under this agreement of $42,000 for both the years ended December 31, 2017 and 2016, respectively. The Company had payables due under this agreement of $0 and $3,912 as of December 31, 2017 and 2016, respectively.

The Company had an agreement with Gradient Insurance Brokerage, Inc., an affiliated company, that required monthly payments of $9,009 for use of office space. On August 1, 2015 the Company notified Gradient Insurance of its intent to extend the lease for an additional three-year period, extending the lease through August 2019. The Company paid $108,108 in rent to Gradient Insurance Brokerage, Inc. for both 2017 and 2016. Base rent includes routine basic services, real estate taxes, insurance, and common area maintenance charges.

Future minimum lease commitments over the term of the lease are as follows:

Future minimum lease commitments over the term of the lease are as follows:

Year	Amount
2018	$108,108
2019	$72,072
Total	$180,180

NOTE 5 –DEBT

The Company has a note payable in the amount of $56,533 and $33,857 as of December 31, 2017 and 2016, respectively. This note is listed within Other Current Liabilities and Current Maturities on the Statement of Financial Condition as the remaining balance will be entirely paid during 2018. The amount represents a finance agreement that was established to subsidize the annual errors and omissions insurance policy for the Company's registered representatives. This is an unsecured note that carries an annual interest rate of approximately 6.19% with a total amount due for principal and interest during 2018 of $57,117.

GRADIENT SECURITIES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1

For the years ended December 31, 2017 and 2016

Schedule I

	2017	2016
NET CAPITAL:		
Total members' equity	$ 1,079,251	$ 901,670
Deduct:		
Nonallowable assets:		
Other assets	(469,014)	(500,964)
Net Capital	$ 610,237	$ 400,706
AGGREGATE INDEBTEDNESS	$ 693,170	$ 640,985
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	113.6%	160.0%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required to be maintained (the greater of 6-2/3% of aggregate indebtedness or $50,000)	$ 50,000	$ 50,000
Excess net capital	$ 560,237	$ 350,706

No reconciliations deemed necesesary since no material differences were noted in the computation of net capital.

See the accompanying report of the independent registered public accounting firm.

GRADIENT SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
For the years ended December 31, 2017 and 2016
Schedule II

Gradient Securities, LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

See the accompanying report of the independent registered public accounting firm.

GRADIENT SECURITIES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
For the years ended December 31, 2017 and 2016
Schedule III

Gradient Securities, LLC is exempt from Rule 15c3-3 under Subparagraph (k)(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

See the accompanying report of the independent registered public accounting firm.

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors
of Gradient Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 15c3-3(k)(2)(ii), in which (1) Gradient Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gradient Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the exemption provisions) and (2) Gradient Securities, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Gradient Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gradient Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boulay PLLP

Boulay PLLP

Minneapolis, Minnesota
February 28, 2018

T 866 991 1539 F 651 379 8040 gradientsecurities.com

GRADIENT | SECURITIES, LLC

2/27/2018

Boulay PLLP
7500 Flying Cloud Dr, Ste 800
Minneapolis, MN 55344

RE Exemption Report claimed under Rule 15c3-3(k)(2)(ii)

Dear Boulay PLLP:

In connection with your engagement to perform review of Gradient Securities, LLC Exemption Report under Rule 15c3-3(k)(2)(ii) for the year ended December 31, 2017, which has been filed by management pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934.

We confirm to the best knowledge and belief Gradient Securities, LLC has met the exemption provision of Rule 15c3-3(k)(2)(ii) without exception throughout for the year ended December 31, 2017. The Company is exempt from Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934 because the Company's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Company promptly transmits all funds. Accordingly the Company is not required to maintain "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

We have made available to you all information that we believe is relevant to determine that we have met the exemption provision of Rule 15c3-3(k)(2)(ii).

We have responded fully to all inquiries made to us by you during the engagement.

No events have occurred subsequent to December 31, 2017, that Gradient Securities, LLC would not have met the exemption provisions of Rule 15c3-3(k)(2)(ii).

Your report is intended solely for the information and use of Gradient Securities, LLC and the Securities and Exchange Commission and Financial Industry Regulatory Authority Inc. and is not intended to be and should not be used by anyone other than those specified parties.

Mr. Dave Leflar, President

GRADIENT SECURITIES, LLC

Arden Hills, Minnesota

Financial Statements

December 31, 2017 and 2016